Exhibit (a)(5)(Q)

ELECTRONIC ARTS ISSUES UPDATE ON OFFER FOR TAKE-TWO

EA Negotiating NDA to Obtain Limited Due Diligence

Tender Offer to Expire Monday, August 18, 2008, on its Terms

Redwood City, CA – August 18, 2008 – Electronic Arts Inc. (“EA”) (NASDAQ:ERTS) today issued an update on its offer to acquire Take-Two Interactive Software Inc. (“Take-Two”) (NASDAQ:TTWO).

On Friday August 15, John Riccitiello, Chief Executive Officer of EA, called Strauss Zelnick, Executive Chairman of the Board of Directors of Take-Two, to discuss EA’s offer to acquire Take-Two. Following discussions over the weekend between EA and Take-Two, EA accepted Take-Two’s offer to provide a management presentation to EA containing non-public information. The letters between the parties are set forth below.

EA also announced that it will allow its tender offer for all of the currently outstanding shares of common stock (including the associated preferred stock purchase rights) of Take-Two to expire on Monday, August 18, 2008 at 11:59 p.m., New York City time.

As previously reported, the Federal Trade Commission is scheduled to complete its antitrust review of the proposed transaction by August 21. EA remains confident that antitrust issues will not prevent or delay a transaction.

Below is the text of the letter sent today by Mr. Riccitiello to Mr. Zelnick:

August 18, 2008

Mr. Strauss Zelnick

Executive Chairman of the Board of Directors

Take-Two Interactive Software, Inc.

622 Broadway

New York, NY 10012

Dear Strauss:

Thank you for taking my call on Friday and for your response letter on August 17, 2008.

As discussed on Friday, given the passage of time, we have to validate the assumptions used in the model to support our offer price of $25.74 per share in cash. In addition, we no longer believe we can integrate Take-Two ahead of the important holiday season. Accordingly, we require due diligence to support a transaction and are therefore letting the tender offer expire tonight. However, we are pleased to accept your offer to review your management presentation as outlined in your letter.

We continue to have great respect for Take-Two’s creative teams and products and are hopeful that we can work together to reach a mutually agreed transaction.

Sincerely,

/s/ John Riccitiello
John Riccitiello
Chief Executive Officer

Below is the text of the letter sent yesterday by Mr. Zelnick to Mr. Riccitiello:

August 17, 2008

Mr. John S. Riccitiello

Chief Executive Officer

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, CA 94065

Dear John:

Thank you for your recent expression of interest for Electronic Arts Inc. (“EA”) to participate in Take-Two Interactive Software, Inc.’s (the “Company”) formal process to evaluate the Company’s strategic alternatives. As you know, we have been willing to have EA participate in this process following the successful launch of GTA IV, and we are happy to include EA now.

As I mentioned when we spoke on Friday, our process begins with an in-depth management presentation. The Company has made significant strides since EA first expressed interest in the Company and this presentation includes material non-public information to which you would not otherwise have access, including information relating to our three year product release schedule and management’s financial projections. The presentation also includes information about the underlying factors that have driven our strong operational and financial performance. I believe our presentation will enable you to understand better the value of our Company to EA.

Prior to the management presentation, we will only require EA to enter into a confidentiality agreement. The agreement would be limited to provisions required to comply with federal securities laws and to ensure the Company’s ability to protect the confidentiality of the information shared with you. I can assure you that this requirement is the same as or more favorable to EA than that which we have employed with all other participants in the process.

We understand that a number of months have passed since you first expressed interest in the Company and, accordingly, we will act quickly to assist you in moving through our process. Once we execute a confidentiality agreement, we are prepared to schedule the management presentation immediately.

With my best personal regards.

Sincerely,

/s/ Strauss Zelnick
Strauss Zelnick
Executive Chairman of the Board

EA’s tender offer for all of the currently outstanding shares of common stock (including the associated preferred stock purchase rights) of Take-Two Interactive Software Inc. (“Take-Two”) (NASDAQ:TTWO) will expire at 11:59 p.m., New York City time, on August 18, 2008.

Morgan Stanley & Co. Incorporated is acting as the Dealer Manager for the tender offer, Simpson Thacher & Bartlett LLP and Latham & Watkins are acting as legal counsel, and Georgeson Inc. is acting as Information Agent for the tender offer.

About Electronic Arts

Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company.

Founded in 1982, the Company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, cellular handsets and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS(TM), EA(TM), EA SPORTS Freestyle(TM) and POGO(TM). In fiscal 2008, EA posted GAAP net revenue of $3.67 billion and had 27 titles that sold more than one million copies. EA's homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Take-Two. The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by EA and EA08 Acquisition Corp. with the Securities and Exchange Commission, or SEC, on March 13, 2008. Before making any decision with respect to the offer, Take-Two stockholders are advised to read these documents, as they may be amended or supplemented from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. These documents may be obtained at no charge by directing a request by mail to Georgeson, Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (800) 213-0473, and may also be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

Some statements set forth in this communication, including those regarding EA’s offer to acquire Take-Two and the expected impact of the acquisition on EA’s strategic and operational plans and financial results, contain forward-looking statements that are subject to change. Statements including words such as “anticipate”, “believe”, “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that EA’s offer to acquire Take-Two will not be consummated; the possibility that, even if EA’s offer is consummated, the transaction will not close or that the closing may be delayed; the effect of the announcement of the offer on EA’s and Take-Two’s strategic relationships, operating results and business generally, including the ability to retain key employees; EA’s ability to successfully integrate Take-Two’s operations and employees; general economic conditions; and other factors described in EA’s SEC filings (including EA’s Annual Report on Form 10-K for the year ended March 31, 2008). If any of these risks or uncertainties materializes, the offer may not be consummated, the acquisition may not be consummated, the potential benefits of the acquisition may not be realized, EA’s and/or Take-Two’s operating results and financial performance could suffer, and actual results could differ materially from the expectations described in these forward-looking statements.

All information in this communication is as of the initial date on which this communication was released. EA undertakes no duty to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contacts:

Jeff Brown

VP Communications

650-628-7922

Tricia Gugler

Senior Director of IR

650-628-732

Joele Frank / Eric Brielmann

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Georgeson Inc.

David Drake

212-440-9861

###